February 26, 2020

Michael Jackowski
Chief Executive Officer
Duck Creek Technologies, Inc.
22 Boston Wharf Road, Floor 10
Boston, MA 02210

       Re: Duck Creek Technologies, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted February 20, 2020
           CIK No. 0001160951

Dear Mr. Jackowski:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Capitalization, page 55

1. We note from your disclosure on page 59 that you intend to use proceeds from the offering to repay your outstanding revolving credit facility balance. Please revise the introductory bullets for the capitalization table to reflect the repayment. Also revise the use of proceeds disclosure on page 53 to specify the amount of proceeds you intend to use to repay the credit facility.
 Michael Jackowski
FirstName LastNameMichael Jackowski
Duck Creek Technologies, Inc.
Comapany NameDuck Creek Technologies, Inc.
February 26, 2020
Page 2
February 26, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Financial Data and Key Metrics, page 70

2. For each non-GAAP measure presented in this section, revise to disclose the most directly comparable GAAP measure with greater prominence. Refer to Question
102.10 of the
         Non-GAAP Compliance and Disclosure Interpretations.
Disco Topco Holdings (Cayman), L.P.
Notes to Unaudited Consolidated Interim Financial Statements
Note 12. Share-Based Compensation, page F-59

3. We note your disclosure on page F-61 regarding the Class D and Phantom Units granted in December 2019. It appears that these units had a fair value of approximately $0.18 per unit. Please explain why the fair value of these units has declined compared to the units granted earlier in 2019 at $0.32 per unit as disclosed on page F-37.
4. Please explain why the weighted average grant date fair value of the Nonvested Class D units and Phantom Units as of August 31, 2019 disclosed here differs from the amounts disclosed on page F-37.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at 202-
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Michael J. Zeidel, Esq.